                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 15)*

                            Electro Rent Corporation
             ------------------------------------------------------
                                (Name of Issuer)

                         Common Stock Without Par Value
          -----------------------------------------------------------
                         (Title of Class of Securities)

                               285218   10     3
                -----------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page(s))

CUSIP No. 285218 10 3                13G                            Page 2

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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         DANIEL GREENBERG

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (As to 1,507,126 shares)       A [X]
                                        B [ ]
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         SEC USE ONLY
3
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         CITIZENSHIP OR PLACE OF ORGANIZATION
4
                United States
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                                             SOLE VOTING POWER
   NUMBER OF                  5
                                             3,272,932
   SHARES                     ---------------------------------------------
                                             SHARED VOTING POWER
   BENEFICIALLY               6
                                             1,507,126
   OWNED BY                   ----------------------------------------------
                                             SOLE DISPOSITIVE POWER
   EACH                       7
                                             3,272,932
   REPORTING                  ----------------------------------------------
                                             SHARED DISPOSITIVE POWER
   PERSON                     8

   WITH                                      1,507,126
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        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
        4,780,058
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        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10        Beneficial ownership disclaimed for 1,507,126 shares in
          The Mayer Greenberg Trust and The Mayer Greenberg Foundation.
---------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
        19.54%
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        TYPE OF REPORTING PERSON*
12
        IN
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

Item 1(a)  Name of Issuer:
        Electro Rent Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices
        6060 Sepulveda Boulevard
        Van Nuys, California 91411-2512

Item 2(a)  Name of Person Filing:
        Daniel Greenberg

Item 2(b)  Address of Principal Office, Or If None, Residence:
        6060 Sepulveda Boulevard
        Van Nuys, California 91411-2512

Item 2(c)  Citizenship:
        United States

Item 2(d)  Title of Class of Securities:
        Common Stock, without par value

Item 2(e)  CUSIP Number:
        285218   10  3

Item 3     If this statement is filed pursuant to Rules 13d-1(b)
           or 13d-2(b), check whether the person filing is a:
   (a) [ ]   Broker or Dealer registered under Section 15 of the Act
   (b) [ ]   Bank as defined in Section 3(a)(6) of the Act
   (c) [ ]   Insurance Company as defined in section 3(a)(19) of the
             Act
   (d) [ ]   Investment Company registered under section 8 of the
             Investment Company Act
   (e) [ ]   Investment Adviser registered under section 203 of the
             Investment Advisers Act of 1940
   (f) [ ]   Employee Benefit Plan, Pension Fund which is subject to
             the provisions of the Employee Retirement Income
             Security Act of 1974 or Endowment Fund
   (g) [ ]   Parent Holding Company, in accordance with Section
             240.13d-1 (b) (1) (ii) (G)
   (h) [ ]   Group in accordance with Section 240.13d-
             1(b)(1)(ii)(H)
             Not Applicable.

Item 4   Ownership.
   (a)      Amount Beneficially Owned:
         3,272,932 shares are owned by Daniel Greenberg.

   (b)  Percent of Class:
        Approximately 19.54%
   (c)  Number of shares as to which such person has:
            (i)  sole power to vote or to direct the vote:
                   3,272,932
           (ii)  shared power to vote or to direct the vote:
                   1,385,630 as Co-Trustee under the Will of
                   Mayer Greenberg, Deceased; and 121,496 as an
                   officer and director of The Mayer Greenberg
                   Foundation
          (iii)  sole power to dispose or to direct the disposition of:
                   3,272,932
           (iv)  shared power to dispose or to direct the disposition of:
                   1,507,126

Item (5)  Ownership of Five Percent or Less of Class:
            Not Applicable

Item (6)  Ownership of More than Five Percent on Behalf of
          Another Person.
            Not Applicable.


Item (7) Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
            Not Applicable.


Item (8)  Identification and Classification of Members of the Group.
            Not Applicable.

Item (9)  Notice of Dissolution of Group.
            Not Applicable.


Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:           January 28, 1999

Signature:      /s/ Daniel Greenberg
                ----------------------------------
Name:           Daniel Greenberg
                ----------------------------------


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).